UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):	☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes ☐	No ☒

*If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):	82-________

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-228913) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Masahiko Tsutsui
	Name:	Masahiko Tsutsui
	Title:	General Manager, Financial Accounting Dept.

Date:    May 28, 2020

This document has been translated from a part of the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. Sumitomo Mitsui Financial Group, Inc. assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

(Translation)

Securities Code 8316

June 5, 2020

To Shareholders with Voting Rights
Jun Ohta
Director President
Sumitomo Mitsui Financial Group, Inc.
1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan

NOTICE OF CONVOCATION OF

THE 18th ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

The 18th Ordinary General Meeting of Shareholders of Sumitomo Mitsui Financial Group, Inc. (the “Company”) will be held as stated below. Shareholders are kindly requested to refrain from attending the meeting in person as much as possible to prevent the spread of the coronavirus disease (COVID-19). Please review the “Reference Documents for the General Meeting of Shareholders” and exercise your voting rights by post or via the Internet based on the instructions on page 2.

Particulars

1.	Date and Time:		10:00 a.m. on Friday, June 26, 2020 (Japan time)
2.	Place:		the Head Office of the Company (Sumitomo Mitsui Banking Corporation Head Office Building) at 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo, Japan
3.	Agenda of the Meeting:
	Matters to be reported:	(1)	Business Report, Consolidated Financial Statements for the 18th Fiscal Year (from April 1, 2019 to March 31, 2020) and results of the audit of the Consolidated Financial Statements by the Accounting Auditor and the Audit Committee
		(2)	Non-Consolidated Financial Statements for the 18th Fiscal Year (from April 1, 2019 to March 31, 2020)
Proposals to be resolved:
	Proposal No. 1:	Appropriation of Surplus
	Proposal No. 2:	Election of Fifteen Directors

The Business Report, Consolidated Financial Statements, Non-Consolidated Financial Statements, official copies of the Accounting Auditor’s reports and the Audit Committee’s report to be provided to shareholders upon notice of the Ordinary General Meeting of Shareholders are as stated in the attached “Business Report for the 18th Fiscal Year.”

“Matters regarding Stock Acquisition Rights, etc. of the Company” and “System to Ensure Appropriate Conduct of Operations” in the Business Report, the notes to the Consolidated Financial Statements and the notes to the Non-Consolidated Financial Statements are available on the Company’s website (https://www.smfg.co.jp) in accordance with laws, regulations, and Article 25 of the Articles of Incorporation, and therefore are not included in “Business Report for the 18th Fiscal Year.”

The Consolidated Financial Statements and the Non-Consolidated Financial Statements contained in “Business Report for the 18th Fiscal Year” are part of the Consolidated Financial Statements and the Non-Consolidated Financial Statements that were subject to audit by the Accounting Auditor for the purpose of the Independent Auditors’ Report.

The Business Report, the Consolidated Financial Statements and the Non-Consolidated Financial Statements contained in “Business Report for the 18th Fiscal Year” are part of the Business Report, the Consolidated Financial Statements and the Non-Consolidated Financial Statements that were subject to audit by the Audit Committee for the purpose of the Audit Report.

If the Reference Documents for the General Meeting of Shareholders, the Business Report, the Consolidated Financial Statements, and the Non-Consolidated Financial Statements are amended, the amended items will be announced on the Company’s website (https://www.smfg.co.jp).

[Guidance on the Exercise of Voting Rights]

Exercise of Voting Rights by Post

Voting Deadline:	Voting Rights Exercise Form must reach our share register agent no later than 5:10 p.m. on Thursday, June 25, 2020 (Japan time).

Please indicate your approval or disapproval of each proposal on the enclosed Voting Rights Exercise Form and return it by post to reach our share register agent no later than the above voting deadline.

Please use the enclosed personal information security sticker.

Exercise of Voting Rights via the Internet

Voting Deadline:	No later than 5:10 p.m. on Thursday, June 25, 2020 (Japan time)

Please access the voting website (https://www.web54.net) managed by our share register agent using the login ID and password printed on the enclosed Voting Rights Exercise Form. Please indicate your approval or disapproval for each proposal no later than the above voting deadline, following the instructions on the screen.

You can also access the website once without entering your login ID or password by scanning the “Voting Rights Exercise Website Login QR Code for Smartphones” printed on the Voting Rights Exercise Form.

Please be advised that there are system constraints for security purposes. For further information, please contact Web Support at the telephone number below.

Inquiries regarding Exercise of Voting Rights via the Internet:

Sumitomo Mitsui Trust Bank, Limited

  Stock Transfer Agency Web Support

Phone: 0120-652-031 (toll free within Japan)

Hours: 9:00 a.m. to 9:00 p.m. (Japan time)

Notes

🌑	If you vote more than once via the Internet, your last vote will be treated as effective.

🌑	If you vote both by post and via the Internet, your vote via the Internet will be treated as effective.

🌑

Any access fees including, but not limited to, internet service providers, communications fees to communications carriers and other fees for use of the website for voting shall be borne by shareholders.

🌑	The above voting website is available in Japanese only.

[The Electronic Voting Platform for Institutional Investors]

The Electronic Voting Platform, operated by ICJ, Inc., is available for institutional investors that have applied in advance to use the platform.

➣

If you attend the Ordinary General Meeting of Shareholders in person, please present the enclosed Attendance Sheet at the reception desk without detaching the Voting Rights Exercise Form on arrival at the meeting.

Reference Documents for the General Meeting of Shareholders

Proposals, Reasons and References

Proposal No. 1:      Appropriation of Surplus

The Company’s capital policy is to realize sustainable growth in shareholder value by balancing securing financial soundness, enhancing shareholder returns and investing for growth. Considering this policy, economic and financial climates forecasted for the future, and business results for the 18th fiscal year, we propose the dividend of surplus at the end of the fiscal year as described below.

It should be noted that we do not propose any other appropriation of surplus.

(1)  Dividend type

Cash

(2)  Allocation of dividend and aggregate amount to be distributed

Common stock	¥100 per share	Total ¥136,952,651,300

As we have already paid an interim dividend of ¥90 per share of Common stock, the annualized dividend will be ¥190 per share, which is an increase of ¥10 per share compared with the preceding fiscal year.

(3)  Effective date of dividend of surplus

June 29, 2020

Proposal No. 2:      Election of Fifteen Directors

The terms of office of all fifteen Directors will expire at the conclusion of the meeting. Accordingly, on this occasion, the election of the following fifteen Directors (seven of whom will be Outside Directors) is proposed.

The candidates to serve as Directors, based on the decision of the Nominating Committee, are as follows.

Candidate No.	Name	Positions and responsibilities at the Company	Attendance of the Board of Directors meeting (attendance rate)

1	Takeshi Kunibe (Reelection)	Chairman of the Board Member of the Nominating Committee Member of the Compensation Committee	Attended all 12 meetings (100%)

2	Jun Ohta (Reelection)	Director President (Representative Corporate Executive Officer) Group CEO Member of the Compensation Committee	Attended all 12 meetings (100%)

3	Makoto Takashima (Reelection)	Director	Attended all 12 meetings (100%)

4	Haruyuki Nagata (Reelection)

Director

Senior Managing Corporate Executive Officer

Group CRO

Officer in charge of Corporate Risk Management

Department, Risk Management Department, Americas

Division, and Credit & Investment Planning Department

Attended all 10 held after appointment as Director (100%)

5	Toru Nakashima (Reelection)

Director

Senior Managing Corporate Executive Officer

Group CFO, Group CSO

Officer in charge of Public Relations Department,

Corporate Planning Department, Business Development

Department, and Financial Accounting Department

Attended all 10 held after appointment as Director (100%)

6	Atsuhiko Inoue (Reelection)	Director Member of the Audit Committee	Attended all 10 held after appointment as Director (100%)

7	Toru Mikami (Reelection)	Director Member of the Audit Committee	Attended all 12 meetings (100%)

8	Yoshihiko Shimizu (New Candidate)	—	—

Candidate No.	Name	Position and responsibility at the Company	Attendance of the Board of Directors meeting (attendance rate)

9	Masayuki Matsumoto (Reelection) (Outside and Independent)	Director Member of the Nominating Committee Member of the Audit Committee (Chairman)	Attended all 12 meetings (100%)

10	Arthur M. Mitchell (Reelection) (Outside and Independent)	Director Member of the Nominating Committee Member of the Compensation Committee	Attended all 12 meetings (100%)

11	Shozo Yamazaki (Reelection) (Outside and Independent)	Director Member of the Audit Committee	Attended all 12 meetings (100%)

12	Masaharu Kohno (Reelection) (Outside and Independent)	Director Member of the Nominating Committee	Attended all 12 meetings (100%)

13	Yoshinobu Tsutsui (Reelection) (Outside and Independent)	Director Member of the Nominating Committee (Chairman) Member of the Compensation Committee	Attended all 12 meetings (100%)

14	Katsuyoshi Shinbo (Reelection) (Outside and Independent)	Director Member of the Audit Committee Member of the Compensation Committee (Chairman)	Attended all 12 meetings (100%)

15	Eriko Sakurai (Reelection) (Outside and Independent)	Director Member of the Nominating Committee Member of the Compensation Committee	Attended all 12 meetings (100%)
Notes: 1.	“Attendance of the Board of Directors meeting (attendance rate)” represents attendance and attendance rate of the Board of Directors meeting held during the 18th fiscal year.
2.	CEO, CRO, CFO and CSO each refers to the following.
CEO: Chief Executive Officer
CRO: Chief Risk Officer
CFO: Chief Financial Officer
CSO: Chief Strategy Officer
3.

Messrs. and Ms. Masayuki Matsumoto, Arthur M. Mitchell, Shozo Yamazaki, Masaharu Kohno, Yoshinobu Tsutsui, Katsuyoshi Shinbo and Eriko Sakurai meet the “Independence Standards for Outside Directors” set forth by the Company, stated on page 22. In addition, the Company has designated each of them as Independent Directors in accordance with the requirements of the financial instruments exchanges in Japan, such as Tokyo Stock Exchange, Inc.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held

1	Takeshi Kunibe (March 8, 1954) (Male) Reelection

Career summary:

April 1976    Joined Sumitomo Bank

June 2003     Executive Officer of Sumitomo Mitsui Banking Corporation (“SMBC”)

October 2006  Managing Executive Officer of SMBC

April 2007    Managing Executive Officer of the Company

June 2007     Director of the Company

April 2009    Director and Senior Managing Executive Officer of SMBC

April 2011    President and Chief Executive Officer of SMBC

April 2017    President of the Company
Resigned as Director of SMBC

June 2017     Director President of the Company

April 2019    Chairman of the Board of the Company (to present)

58,331 (Common stock)

Position and responsibility at the Company:

Chairman of the Board

Member of the Nominating Committee

Member of the Compensation Committee

Significant concurrent positions:

Director of TAISHO PHARMACEUTICAL HOLDINGS CO., LTD.

Director of NEC Corporation

Attendance of the Board of Directors meeting (attendance rate):

Attended all 12 meetings (100%)

Reasons for nomination as a candidate for Director:

Mr. Takeshi Kunibe has extensive business experience, ability and insight through his involvement in corporate planning, financial accounting, public relations, administration of group companies, etc. over a long time. In addition, since April 2011 he had led SMBC as President and led the Company as President, and since April 2019 he has ruled the Board of Directors of the Company as Chairman of the Board of the Company, thus he is intimately familiar with the business of the group companies of the Company (“the Group”). We believe that he will continue to contribute to the Group’s further growth from the perspective of effectively enhancing the decision making and supervisory functions of the Board of Directors. Based on the above, we have judged that he will be appropriate as a Director of the Company, and propose his election.

Other:

1. Mr. Takeshi Kunibe is expected to be appointed as Director of KOMATSU LTD. on June 18, 2020.

2. Mr. Takeshi Kunibe is expected to be appointed as Auditor of Nankai Electric Railway Co., Ltd. on June 18, 2020.

3. Mr. Takeshi Kunibe is scheduled to retire as Director of NEC Corporation on June 22, 2020.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held

2	Jun Ohta (February 12, 1958) (Male) Reelection

Career summary:

April 1982    Joined Sumitomo Bank

April 2009    Executive Officer of SMBC

April 2012    Managing Executive Officer of SMBC

April 2013    Managing Executive Officer of the Company

April 2014    Senior Managing Executive Officer of the Company

          Senior Managing Executive Officer of SMBC

June 2014     Director of the Company

April 2015    Director and Senior Managing Executive Officer of SMBC

April 2017    Director and Deputy President of the Company

          Resigned as Director of SMBC

June 2017     Director Deputy President and Corporate Executive Officer of the Company

March 2018   Director and Deputy President of SMBC

April 2019    Director President of the Company (to present)

          Resigned as Director of SMBC

25,715 (Common stock)

Position and responsibility at the Company:

Director

President (Representative Corporate Executive Officer)

Group CEO

Member of the Compensation Committee

Attendance of the Board of Directors meeting (attendance rate):

Attended all 12 meetings (100%)

Reasons for nomination as a candidate for Director:

Mr. Jun Ohta has extensive business experience, ability and insight through his involvement in corporate planning, public relations, financial accounting, administration of group companies, investment banking, etc. over a long time. In addition, he has led the Company as President of the Company since April 2019, thus he is intimately familiar with the business of the Group. We believe that he will continue to contribute to the Group’s further growth from the perspective of effectively enhancing the decision making and supervisory functions of the Board of Directors. Based on the above, we have judged that he will be appropriate as a Director of the Company, and propose his election.

Other:

Mr. Jun Ohta is expected to be appointed as Director of NEC Corporation on June 22, 2020.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held

3	Makoto Takashima (March 31, 1958) (Male) Reelection

Career summary:

April 1982    Joined Sumitomo Bank

April 2009    Executive Officer of SMBC

April 2012    Managing Executive Officer of SMBC

April 2014    Senior Managing Executive Officer of SMBC

December 2016  Director and Senior Managing Executive Officer of SMBC

April 2017    President of SMBC (to present)

June 2017     Director of the Company (to present)

31,187 (Common stock)

Position and responsibility at the Company:

Director

Significant concurrent positions:

President of SMBC

Attendance of the Board of Directors meeting (attendance rate):

Attended all 12 meetings (100%)

Reasons for nomination as a candidate for Director:

Mr. Makoto Takashima has extensive business experience, ability and insight through his involvement in international banking, corporate planning, etc. over a long time. In addition, he has led SMBC as President of SMBC since April 2017, thus he is intimately familiar with the business of the Group. We believe that he will continue to contribute to the Group’s further growth from the perspective of effectively enhancing the decision making and supervisory functions of the Board of Directors. Based on the above, we have judged that he will be appropriate as a Director of the Company, and propose his election.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held

4	Haruyuki Nagata (February 20, 1963) (Male) Reelection

Career summary:

April 1985    Joined Mitsui Bank

April 2011    General Manager of Financial Accounting Department of the Company

April 2013    Executive Officer of SMBC

April 2015    Managing Executive Officer of SMBC

April 2016    Managing Executive Officer of the Company

March 2018   Director and Managing Executive Officer of SMBC

April 2018    Director and Senior Managing Executive Officer of SMBC
(to present)

April 2019    Senior Managing Corporate Executive Officer of the Company

June 2019     Director Senior Managing Corporate Executive Officer of the Company (to present)

19,492 (Common stock)

Position and responsibility at the Company:

Director

Senior Managing Corporate Executive Officer

Group CRO

Officer in charge of Corporate Risk Management Department, Risk Management Department, Americas Division, Credit & Investment Planning Department

Significant concurrent positions:

Director and Senior Managing Executive Officer of SMBC

Attendance of the Board of Directors meeting (attendance rate):

Attended all 10 held after appointment as Director (100%)

Reasons for nomination as a candidate for Director:

Mr. Haruyuki Nagata has extensive business experience, ability and insight through his involvement in financial accounting, risk management, internal audit, etc. over a long time, thus he is intimately familiar with the business of the Group. We believe that he will continue to contribute to the Group’s further growth from the perspective of effectively enhancing the decision making and supervisory functions of the Board of Directors. Based on the above, we have judged that he will be appropriate as a Director of the Company, and propose his election.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held

5	Toru Nakashima (September 14, 1963) (Male) Reelection

Career summary:

April 1986    Joined Sumitomo Bank

April 2014    Executive Officer of SMBC

April 2015    General Manager of Corporate Planning Department of the Company

April 2016    Managing Executive Officer of SMBC

April 2017    Managing Executive Officer of the Company

March 2019   Director and Managing Executive Officer of SMBC

April 2019    Senior Managing Corporate Executive Officer of the Company

          Director and Senior Managing Executive Officer of SMBC (to present)

June 2019     Director Senior Managing Corporate Executive Officer of the Company (to present)

15,914 (Common stock)

Position and responsibility at the Company:

Director

Senior Managing Corporate Executive Officer

Group CFO, Group CSO

Officer in charge of Public Relations Department, Corporate Planning Department, Business Development Department, Financial Accounting Department

Significant concurrent positions:

Director and Senior Managing Executive Officer of SMBC

Attendance of the Board of Directors meeting (attendance rate):

Attended all 10 held after appointment as Director (100%)

Reasons for nomination as a candidate for Director:

Mr. Toru Nakashima has extensive business experience, ability and insight through his involvement in corporate planning, financial accounting, public relations, retail business, administration of group companies, etc. over a long time, thus he is intimately familiar with the business of the Group. We believe that he will continue to contribute to the Group’s further growth from the perspective of effectively enhancing the decision making and supervisory functions of the Board of Directors. Based on the above, we have judged that he will be appropriate as a Director of the Company, and propose his election.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held

6	Atsuhiko Inoue (July 3, 1957) (Male) Reelection

Career summary:

April 1981    Joined Sumitomo Bank

April 2008    Executive Officer of SMBC

April 2011    Managing Executive Officer of SMBC

April 2014    Senior Managing Executive Officer of the Company

          Director and Senior Managing Executive Officer of SMBC

June 2014     Director of the Company

April 2015    Resigned as Director of the Company

          Senior Managing Executive Officer of SMBC

June 2019     Director of the Company (to present)

          Director of SMBC (to present)

20,907 (Common stock)

Position and responsibility at the Company:

Director

Member of the Audit Committee

Significant concurrent positions:

Director of SMBC

Attendance of the Board of Directors meeting (attendance rate):

Attended all 10 held after appointment as Director (100%)

Reasons for nomination as a candidate for Director:

Mr. Atsuhiko Inoue has extensive business experience, ability and insight through his involvement in corporate banking, credit administration, internal audit, etc. over a long time, thus he is intimately familiar with the business of the Group. We believe that he will continue to contribute to the Group’s further growth from the perspective of effectively enhancing the decision making and supervisory functions of the Board of Directors. Based on the above, we have judged that he will be appropriate as a Director of the Company, and propose his election.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held

7	Toru Mikami (August 27, 1960) (Male) Reelection

Career summary:

April 1984    Joined Sumitomo Bank

April 2006    General Manager of Legal Department of SMBC

April 2013    Co-General Manager of General Affairs Department of the Company

April 2015    Senior Manager of Head Office of SMBC

June 2015     Standing Corporate Auditor of the Company

June 2017     Director of the Company (to present)

1,800 (Common stock)

Position and responsibility at the Company:

Director

Member of the Audit Committee

Attendance of the Board of Directors meeting (attendance rate):

Attended all 12 meetings (100%)

Reasons for nomination as a candidate for Director:

Mr. Toru Mikami has extensive business experience, ability and insight through his involvement in legal affairs and general affairs over a long time, thus he is intimately familiar with the business of the Group. We believe that he will continue to contribute to the Group’s further growth from the perspective of effectively enhancing the decision making and supervisory functions of the Board of Directors. Based on the above, we have judged that he will be appropriate as a Director of the Company, and propose his election.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held

8	Yoshihiko Shimizu (December 3, 1955) (Male) New Candidate

Career summary:

April 1978    Joined Sumitomo Bank

April 2004    Executive Officer of SMBC

April 2008    Managing Executive Officer of SMBC

April 2010    Director and Senior Managing Executive Officer of SMBC

April 2012    Director and Deputy President of SMBC

April 2014    Director and Deputy Chairman of SMBC

May 2015     Resigned as Director of SMBC

June 2015     Advisor of SMBC Nikko Securities Inc. (“SMBC Nikko”)

September 2015  Representative Director, Deputy President of SMBC Nikko

April 2016    Representative Director, President & CEO of SMBC Nikko

April 2020    Representative Director, Chairman of SMBC Nikko (to present)

12,799 (Common stock)

Significant concurrent positions:

Representative Director, Chairman of SMBC Nikko

Reasons for nomination as a candidate for Director:

Mr. Yoshihiko Shimizu has extensive business experience, ability and insight through his involvement in corporate banking, international banking, transaction business planning, internal audit, etc. over a long time. In addition, he has led SMBC Nikko as Representative Director, President & CEO of SMBC Nikko since April 2016 and as Representative Director, Chairman of SMBC Nikko since April 2020, thus he is intimately familiar with the business of the Group. We believe that he will contribute to the Group’s further growth from the perspective of effectively enhancing the decision making and supervisory functions of the Board of Directors. Based on the above, we have judged that he will be appropriate as a Director of the Company, and propose his election.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held

9	Masayuki Matsumoto (April 14, 1944) (Male) Reelection Outside and Independent

Career summary:

April 1967    Joined the Japanese National Railways

April 1987    Joined Central Japan Railway Company

June 1992     Director and Manager of the Secretariat of Central Japan Railway Company

June 1996     Executive Director of Central Japan Railway Company

June 1998     Senior Executive Director of Central Japan Railway Company

June 2000     Executive Vice President and Representative Director of Central Japan Railway Company

June 2004     President and Representative Director of Central Japan Railway Company

April 2010    Vice Chairman and Representative Director of Central Japan Railway Company

January 2011   Resigned as Director of Central Japan Railway Company

January 2011   President of Japan Broadcasting Corporation

January 2014   Retired from Japan Broadcasting Corporation

April 2014    Special Advisor of Central Japan Railway Company (to present)

June 2015     Director of SMBC

June 2017     Director of the Company (to present)

          Retired as Director of SMBC

1,500 (Common stock)

Position and responsibility at the Company:

Director

Member of the Nominating Committee

Member of the Audit Committee (Chairman)

Significant concurrent positions:

Special Advisor of Central Japan Railway Company

Attendance of the Board of Directors meeting (attendance rate):

Attended all 12 meetings (100%)

Term of Office as Outside Director:

2 years and 11 months

Reasons for nomination as a candidate for Outside Director:

Mr. Masayuki Matsumoto plays a leading role in the field of corporate management, and has extensive experience as an executive of corporations with public interests and specialized knowledge in corporate management. Accordingly, we believe that he will continue to timely and adequately provide opinions to the management as well as instruct and supervise them by comprehending the essence of the Company’s issues from the viewpoint of overall management of the Company. Based upon the above, we have judged that he will be appropriate as an Outside Director of the Company, and propose his election.

Supplementary explanation concerning independence:

Mr. Masayuki Matsumoto currently serves as Special Advisor of Central Japan Railway Company; however, the amount of transactions between the company and the Group for FY2019 was less than 1% of both the company’s consolidated net sales and the Company’s consolidated gross profit. In addition, outstanding loans from SMBC, the Company’s subsidiary, to Central Japan Railway Company accounted for less than 0.1% of consolidated total assets of the Company. Furthermore, although Central Japan Railway Company holds common stock of the Company, its holdings represent less than 1% of the Company’s total number of shares issued. Thus, we believe that he fully satisfies the requirements for the independence as an Outside Director.

Other:

Mr. Masayuki Matsumoto had served as Outside Director of SMBC, the Company’s subsidiary, for the period from June 2015 to June 2017.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held

10	Arthur M. Mitchell (July 23, 1947) (Male) Reelection Outside and Independent

Career summary:

July 1976    Registered as an attorney at law, admitted in New York, the U.S.A. (to present)

January 2003   General Counsel of the Asian Development Bank

September 2007   Joined White & Case LLP

January 2008   Registered as Foreign Attorney in Japan (to present)

           Registered Foreign Attorney in Japan at White & Case LLP (to present)

June 2015     Director of the Company (to present)

700 (Common stock)

Position and responsibility at the Company:

Director

Member of the Nominating Committee

Member of the Compensation Committee

Attendance of the Board of Directors meeting (attendance rate):

Attended all 12 meetings (100%)

Term of Office as Outside Director:

4 years and 11 months

Reasons for nomination as a candidate for Outside Director:

Mr. Arthur M. Mitchell plays a leading role in the field of international legal affairs, and has extensive experience as an attorney at law, admitted in New York and as a Registered Foreign Attorney in Japan, and specialized knowledge of international legal affairs in general. Accordingly, we believe that he will continue to timely and adequately provide opinions to the management as well as instruct and supervise them by comprehending the essence of the Company’s issues from the viewpoint of overall management of the Company. Based upon the above, we have judged that he will be appropriate as an Outside Director of the Company and is capable of properly performing the responsibilities of an Outside Director, and therefore propose his election.

Other:

Mr. Arthur M. Mitchell is expected to be appointed as Director of KOMATSU LTD. on June 18, 2020.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held

11	Shozo Yamazaki (September 12, 1948) (Male) Reelection Outside and Independent

Career summary:

November 1970 Joined Tohmatsu Awoki & Co. (currently Deloitte Touche Tohmatsu LLC)

September 1974   Registered as a certified public accountant (to present)

July 1991    Representative Partner of Tohmatsu & Co. (currently Deloitte Touche Tohmatsu LLC)

June 2010     Retired from Deloitte Touche Tohmatsu LLC

July 2010    Chairman and President of The Japanese Institute of Certified Public Accountants

July 2013    Advisor of The Japanese Institute of Certified Public Accountants (to present)

April 2014    Professor of Tohoku University Accounting School

June 2017     Director of the Company (to present)

700 (Common stock)

Position and responsibility at the Company

Director

Member of the Audit Committee

Significant concurrent positions:

Director of EBARA CORPORATION

Attendance of the Board of Directors meeting (attendance rate):

Attended all 12 meetings (100%)

Term of Office as Outside Director:

2 years and 11 months

Reasons for nomination as a candidate for Outside Director:

Mr. Shozo Yamazaki plays a leading role in the field of corporate accounting, and has extensive experience as a certified public accountant and specialized knowledge related to accounting in general including corporate accounting. Accordingly, we believe that he will continue to timely and adequately provide opinions to the management as well as instruct and supervise them by comprehending the essence of the Company’s issues from the viewpoint of overall management of the Company. Based upon the above, we have judged that he will be appropriate as an Outside Director of the Company and is capable of properly performing the responsibilities of an Outside Director, and therefore propose his election.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held

12	Masaharu Kohno (December 21, 1948) (Male) Reelection Outside and Independent

Career summary:

April 1973    Joined Ministry of Foreign Affairs of Japan

August 2005    Director-General of Foreign Policy Bureau in Ministry of Foreign Affairs of Japan

January 2007   Deputy Minister for Foreign Affairs (in charge of economy) of Ministry of Foreign Affairs of Japan

February 2009   Ambassador of Japan to Russia

May 2009     Ambassador of Japan to Russia, Armenia, Turkmenistan and Belarus

March 2011    Ambassador of Japan to Italy

May 2011     Ambassador of Japan to Italy, Albania, San Marino and Malta

September 2014   Retired from office

June 2015     Director of the Company (to present)

0 (Common stock)

Position and responsibility at the Company:

Director

Member of the Nominating Committee

Significant concurrent positions:

Director of DOUTOR • NICHIRES Holdings Co., Ltd.

Attendance of the Board of Directors meeting (attendance rate):

Attended all 12 meetings (100%)

Term of Office as Outside Director:

4 years and 11 months

Reasons for nomination as a candidate for Outside Director:

Mr. Masaharu Kohno plays a leading role in the field of diplomacy, and has extensive experience as a diplomat and specialized knowledge in international affairs. Accordingly, we believe that he will continue to timely and adequately provide opinions to the management as well as instruct and supervise them by comprehending the essence of the Company’s issues from the viewpoint of overall management of the Company. Based upon the above, we have judged that he will be appropriate as an Outside Director of the Company and is capable of properly performing the responsibilities of an Outside Director, and therefore propose his election.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held

13	Yoshinobu Tsutsui (January 30, 1954) (Male) Reelection Outside and Independent

Career summary:

April 1977    Joined Nippon Life Insurance Company

July 2004    Director of Nippon Life Insurance Company

January 2007   Director and Executive Officer of Nippon Life Insurance Company

March 2007    Director and Managing Executive Officer of Nippon Life Insurance Company

March 2009    Director and Senior Managing Executive Officer of Nippon Life Insurance Company

March 2010    Representative Director and Senior Managing Executive Officer of Nippon Life Insurance Company

April 2011    President of Nippon Life Insurance Company

June 2017     Director of the Company (to present)

April 2018    Chairman of Nippon Life Insurance Company (to present)

0 (Common stock)

Position and responsibility at the Company:

Director

Member of the Nominating Committee (Chairman)

Member of the Compensation Committee

Significant concurrent positions:

Chairman of Nippon Life Insurance Company

Director of Imperial Hotel, Ltd.

Director of Panasonic Corporation

Audit & Supervisory Board Member of West Japan Railway Company

Attendance of the Board of Directors meeting (attendance rate):

Attended all 12 meetings (100%)

Term of Office as Outside Director:

2 year and 11 months

Reasons for nomination as a candidate for Outside Director:

Mr. Yoshinobu Tsutsui plays a leading role in the field of corporate management, and has extensive experience as an executive of financial institution and specialized knowledge in corporate management. Accordingly, we believe that he will continue to timely and adequately provide opinions to the management as well as instruct and supervise them by comprehending the essence of the Company’s issues from the viewpoint of overall management of the Company. Based upon the above, we have judged that he will be appropriate as an Outside Director of the Company, and propose his election.

Supplementary explanation concerning independence:

Mr. Yoshinobu Tsutsui currently serves as Chairman of Nippon Life Insurance Company; however, the amount of transactions between the company and the Group for FY2019 was less than 1% of both the company’s consolidated ordinary income and the Company’s consolidated gross profit. In addition, outstanding loans from SMBC, the Company’s subsidiary, to Nippon Life Insurance Company accounted for less than 0.1% of consolidated total assets of the Company. Furthermore, although Nippon Life Insurance Company holds common stock of the Company, its holdings represent less than 1% of the Company’s total number of shares issued. Thus, we believe that he fully satisfies the requirements for the independence as an Outside Director.

Other:

Mr. Yoshinobu Tsutsui will resign as Audit & Supervisory Board Member of West Japan Railway Company and is expected to be appointed as Director of West Japan Railway Company on June 23, 2020.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held

14	Katsuyoshi Shinbo (April 8, 1955) (Male) Reelection Outside and Independent

Career summary:

April 1984    Registered as an attorney at law (to present)

November 1999 Attorney at law at Shinbo Law Office (currently Shinbo & Partners) (to present)

June 2015     Corporate Auditor of SMBC

June 2017     Director of the Company (to present)

           Resigned as Corporate Auditor of SMBC

1,500 (Common stock)

Position and responsibility at the Company:

Director

Member of the Audit Committee

Member of the Compensation Committee (Chairman)

Significant concurrent positions:

Corporate Auditor of Mitsui Chemicals, Inc.

Attendance of the Board of Directors meeting (attendance rate):

Attended all 12 meetings (100%)

Term of Office as Outside Director:

2 year and 11 months

Reasons for nomination as a candidate for Outside Director:

Mr. Katsuyoshi Shinbo plays a leading role in the field of corporate legal affairs, and has extensive experience as an attorney at law and specialized knowledge of legal affairs in general. Accordingly, we believe that he will continue to timely and adequately provide opinions to the management as well as instruct and supervise them by comprehending the essence of the Company’s issues from the viewpoint of overall management of the Company. Based upon the above, we have judged that he will be appropriate as an Outside Director of the Company and is capable of properly performing the responsibilities of an Outside Director, and therefore propose his election.

Other:

Mr. Katsuyoshi Shinbo had served as outside corporate auditor of SMBC, the Company’s subsidiary, for the period from June 2015 to June 2017.

Candidate No.	Name (Date of birth)	Career summary, position, responsibility, significant concurrent positions and others	Type and number of shares of the Company held

15	Eriko Sakurai (November 16, 1960) (Female) Reelection Outside and Independent

Career summary:

June 1987     Joined Dow Corning Corporation

May 2008     Director of Dow Corning Toray Co., Ltd.

March 2009    Chairman and CEO of Dow Corning Toray Co., Ltd.

May 2011     Regional President -Japan/Korea of Dow Corning Corporation

February 2015   President and Representative Director of Dow Corning Holding Japan Co., Ltd.

June 2015     Director of the Company (to present)

May 2018     Executor, Dow Switzerland Holding GmbH, which is a Representative Partner of Dow Silicones Holding Japan G.K. (to present)

June 2018     Chairman and CEO of Dow Toray Co., Ltd. (to present)

2,200 (Common stock)

Position and responsibility at the Company:

Director

Member of the Nominating Committee

Member of the Compensation Committee

Significant concurrent positions:

Chairman and CEO of Dow Toray Co., Ltd.

Executor, Dow Switzerland Holding GmbH, which is a Representative Partner of Dow Silicones Holding Japan G.K.

Director of SONY CORPORATION

Attendance of the Board of Directors meeting (attendance rate):

Attended all 12 meetings (100%)

Term of Office as Outside Director:

4 years and 11 months

Reasons for nomination as a candidate for Outside Director:

Ms. Eriko Sakurai plays a leading role in the field of corporate management, and has extensive experience as an international business executive and specialized knowledge in corporate management. Accordingly, we believe that she will continue to timely and adequately provide opinions to the management as well as instruct and supervise them by comprehending the essence of the Company’s issues from the viewpoint of overall management of the Company. Based upon the above, we have judged that she will be appropriate as an Outside Director of the Company, and propose her election.

Supplementary explanation concerning independence:

Ms. Eriko Sakurai currently serves as Chairman and CEO of Dow Toray Co., Ltd.; however, the amount of transactions between the company and the Group for FY2019 was less than 1% of both the company’s consolidated net sales and the Company’s consolidated gross profit. In addition, outstanding loans from SMBC, the Company’s subsidiary, to Dow Toray Co., Ltd. accounted for less than 0.1% of consolidated total assets of the Company. Furthermore, Dow Toray Co., Ltd. is not a shareholder of the Company. Thus, we believe that she fully satisfies the requirements for the independence as an Outside Director.

Other:

Ms. Eriko Sakurai is scheduled to retire as Director of SONY CORPORATION on June 26, 2020.

Notes: 1.

The Company entered an agreement with Messrs. and Ms. Masayuki Matsumoto, Arthur M. Mitchell, Shozo Yamazaki, Masaharu Kohno, Yoshinobu Tsutsui, Katsuyoshi Shinbo and Eriko Sakurai pursuant to Paragraph 1 of Article 427 of the Companies Act (the Act) to limit their liability under Paragraph 1 of Article 423 of the Act. The maximum amount of liability for damages under this liability limitation agreement is ¥10 million or the minimum amount of liability for damages stipulated in Paragraph 1 of Article 427 of the Act, whichever is higher.

2.	Messrs. and Ms. Masayuki Matsumoto, Arthur M. Mitchell, Shozo Yamazaki, Masaharu Kohno, Yoshinobu Tsutsui, Katsuyoshi Shinbo and Eriko Sakurai are candidates to serve as Outside Directors.
3.

Mr. Yoshinobu Tsutsui has been appointed as an Outside Director of Panasonic Corporation. Panasonic Corporation and Panasonic Avionics Corporation (PAC), one of its U.S. subsidiaries, were investigated for suspicion of violating the Federal Foreign Corrupt Practices Act and other U.S. securities laws regarding specified contracts with airlines and the appointment of sales agents and consultants pertaining to such contracts. In May 2018, Panasonic Corporation and PAC entered into agreements with the U.S. Securities and Exchange Commission and the U.S. Department of Justice to pay punitive fines to the U.S. government and to take various measures to improve compliance. Although Mr. Yoshinobu Tsutsui was not aware of these facts, from the viewpoint of legal compliance, he conducted his duties through the Board of Directors, and made efforts so that business would not be conducted in violation of laws and regulations. Also, after becoming aware of these facts, he ordered a thorough investigation and efforts to prevent recurrence and fulfilled his duties by reviewing the details of such efforts.

4.	If this proposal is approved, members and chairman of each committee will be as follows.
Nominating Committee:	Yoshinobu Tsutsui (Chairman), Takeshi Kunibe, Masayuki Matsumoto,
Arthur M. Mitchell, Masaharu Kohno, Eriko Sakurai
Audit Committee:	Masayuki Matsumoto (Chairman), Atsuhiko Inoue, Toru Mikami,
Shozo Yamazaki, Katsuyoshi Shinbo
Compensation Committee:	Katsuyoshi Shinbo (Chairman), Takeshi Kunibe, Jun Ohta
Arthur M. Mitchell, Yoshinobu Tsutsui, Eriko Sakurai

(Reference) “Independence Standards for Outside Directors” of the Company

In order for Outside Directors to be judged as independent by the Company, it is necessary that they do not fall under or have not recently (Note 1) fallen under any of the following:

1. Major Business Partner (Note 2)

(1)	A person who has the relationship with the Company or the Sumitomo Mitsui Banking Corporation (SMFG/SMBC) as a major business partner, or a person engaged in the execution of business thereof;
(2)	A person who is a major business partner of SMFG/SMBC, or a person engaged in the execution of business thereof.

2. Specialist

(1)

A legal expert, accounting expert or consultant who has received money or other property from SMFG/SMBC averaging more than ¥10 million per year over the last three years, in addition to any compensation received as a Director or a Corporate Auditor;

(2)

A member of a juridical person or other organizations that provides specialist services, such as a law firm, accounting firm or consulting firm, which has received large amounts of money or other property (Note 3) from SMFG/SMBC.

3. Donations

A person who has received – or a person engaged in the execution of business thereof – on average over the last three years, donations or other payments from SMFG/SMBC, in excess of the greater of ¥10 million per year or 2% of the recipient’s annual sales.

4. Major Shareholder

A major shareholder of the Company, or a person engaged in the execution of business thereof (including anyone who has been a major shareholder, or a person engaged in the execution of business thereof within the last three years).

5. Close Relative (Note 4)

A close relative of any person (excluding non-material(Note 5) personnel) who is:

(1)	A person who falls under any of 1 through 4 above; or
(2)	A Director, Corporate Auditor, Corporate Executive Officer, Executive Officer or employee of the Company or a subsidiary thereof.

Note 1.

“Recently” denotes a time that can be deemed to be substantively the same as the present; for example, a person is not independent if that person was a major business partner at the time when the proposal electing that person as an Outside Director to the General Meeting of Shareholders was decided.

Note 2.	A “Major Business Partner” denotes a person who falls under either or both of the following:

• A person who has a relationship with SMFG/SMBC as major business partners

The ratio of said person’s sales from transactions with SMFG/SMBC exceeds 2% of the person’s consolidated net sales; and

• A major business partner of SMFG/SMBC

Said person receives loans from the Sumitomo Mitsui Banking Corporation in excess of 1% of the Company’s consolidated total assets.

Note 3.	“Large amounts of money or other property” denotes money or other property in excess of 0.5% of the Company’s consolidated ordinary income.

Note 4.	“Close relative” denotes a spouse or family member within the second degree of kinship.

Note 5.	Examples of “material” personnel

• A director, corporate auditor, or manager-level employee of each company; or

• In the case of an accounting or legal expert: a Certified Public Accountant, attorney at law, or holder of a similar professional qualification.